November 21, 2011

Via Edgar

John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F St. N.E.
Washington, D.C.  20549

Re:           NIKE, Inc.
Form 10-K for Fiscal Year ended May 31, 2011
Form 10-Q for Fiscal Quarter ended August 31, 2011
File No. 1-10635

Dear Mr. Hartz:

We are responding to the comments contained in the Staff’s letter dated October 21, 2011 to our Form 10-K for Fiscal Year ended May 31, 2011 and our Form 10-Q for Fiscal Quarter ended August 31, 2011 (the “comment letter”).  Each of the numbered responses below corresponds to the Staff’s numbered comments included in the comment letter.  Unless otherwise indicated, references to “10-K” mean our Form 10-K for Fiscal Year ended May 31, 2011 and “10-Q” means our Form 10-Q for Fiscal Quarter ended August 31, 2011.

Form 10-K for Fiscal Year ended May 31, 2011

General

1.
 Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings, if applicable.

Where we propose additional disclosures or revisions in response to the Staff’s comment(s), we have included such proposed disclosures or revisions below.  Please note that we will include, as applicable, such disclosures and/or revisions in the appropriate future filings.

Management’s Discussion and Analysis

Results of Operations, page 25

Operating Segments, page 30

2.
In a similar manner to your discussion of consolidated revenues, please disclose the extent to which changes in the average selling prices per pair, increase in unit sales, or the introduction of new products contributed to fluctuations in revenues.  Refer to Item 303(a)(3)(iii) of Regulation S-K.

In the consolidated operating results section of our 10-K and 10-Q, we disclosed the impact of average selling prices and unit sales on our NIKE Brand footwear and apparel revenues.  In future filings, we will provide a similar discussion on revenues in our reportable segment sections, where material to NIKE, Inc.’s consolidated revenues. We will also discuss the introduction of new products in future filings to the extent they have a material impact to the fluctuations of NIKE, Inc.’s consolidated revenues.

3.
In your discussion of each segment’s earnings before interest and taxes, please also quantify the extent to which multiple factors impacted earnings before interest and taxes.  For example, in fiscal 2011, the increase in North America’s earnings before interest and taxes was primarily the result of revenue growth and leverage on selling and administrative expense, which more than offset a lower gross margin percentage.  Please separately quantify the impact of each of these factors, including the lower gross margin percentage.

In future filings, we will separately quantify the individual impact of changes in gross margin and selling and administrative expense in each of our segment’s earnings before interest and taxes, to the extent such factors have a material impact on our consolidated results of operations.

The following illustrates the proposed disclosures we plan to incorporate in future filings, in the context of our North America disclosure for the fiscal year ended May 31, 2011:

For fiscal 2011, the increase in North America’s EBIT was primarily the result of revenue growth of 13% and a 140 basis point decrease in selling and administrative expense as a percentage of revenues, which more than offset a 110 basis point decline in gross margin percentage.

4.
You show the impact of currency changes in revenues by presenting the percentage change in revenues excluding currency changes.  Please tell us what consideration you gave to presenting similar percentages for earnings before interest and taxes or quantifying the impact of currency changes in your discussion of earnings before interest and taxes for each segment.

Our constant currency calculation removes only the impact of currency fluctuations on the translation of amounts recorded in functional currencies other than the US dollar.  Within our reportable segments, virtually all of the impact of currency changes on reported revenues is from translation. We disclose and discuss the percentage change in revenues excluding the effect of currency changes due to translation as we believe this measure to be a meaningful indicator of the underlying growth trends in the markets in which we operate. However, there are currency impacts other than translation that affect other line items comprising our segment earnings before interest and taxes.  Examples of these include increases or decreases in the cost of inventory purchased from factories (“sourcing exposures”), changes to standard exchange rates used by our segments to record inventory purchases, and non-functional currency selling and administrative expenses (“transactional exposures”).  Accordingly, we believe that presenting the change in segment earnings before interest and taxes excluding only the translation effects of currency fluctuations could be misleading to readers of our financial statements.

We respectfully advise the Staff that we intend to continue to present the current tabular presentation of constant currency percentage change on revenues only.  In future filings, we will quantitatively discuss the various foreign currency impacts to our segments’ earnings before interest and taxes where material to NIKE, Inc.’s consolidated results.

5.
Beginning on page 5, you discuss footwear imports in the European Union and other countries as well as the restrictions and duties placed on imports.  If the impact of any changes in restrictions or duties in any country were or are expected to be material to your consolidated or segment results of operations, please discuss the impact in MD&A.

It has been and continues to be our policy to disclose in our MD&A any changes that were or are expected to be material to our consolidated or segment results of operations. Changes in restrictions or duties in footwear imports in the European Union and other countries have not materially affected our consolidated or segment result of operations to date.  In future filings, we will disclose in our MD&A any changes to import restrictions or duties that were or are expected to be material to our consolidated or segment results of operations.

Capital Resources, page 44

6.	Given your significant foreign operations, please enhance your disclosure to address the following:
•	Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of the end of each period; and

•
Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

In response to SEC Interpretive Release 33-9144 “Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management’s Discussion and Analysis,” we added disclosure in our 10-K regarding our cash, cash equivalent and short term investments in the U.S. and foreign jurisdictions.  In future filings, we will also quantify in the capital resources section of our MD&A the amount of cash and investments that are held by our foreign subsidiaries and discuss the fact that if the foreign cash is needed for operations in the U.S. and if U.S. taxes have not been previously provided, we would be required to accrue and pay U.S. taxes less applicable foreign tax credits to repatriate these funds.  We will also disclose our current intention to indefinitely reinvest a significant portion of our foreign earnings and the fact that based on our current plans, we do not anticipate the need to repatriate these earnings to fund our U.S. operations.

The following illustrates the proposed disclosure we plan to incorporate in future filings, in the context of our disclosure for the fiscal year ended May 31, 2011:

As of May 31, 2011, we had cash, cash equivalents and short term investments totaling $4.5 billion, of which $3.3 billion was held by our foreign subsidiaries. We utilize a variety of tax planning and financing strategies to manage our worldwide cash and deploy funds to locations where they are needed. We routinely repatriate a portion of our foreign earnings for which U.S. taxes have previously been provided. We also indefinitely reinvest a significant portion of our foreign earnings and our current plans do not demonstrate a need to repatriate these earnings. Should we require additional capital in the U.S., we may elect to repatriate indefinitely reinvested foreign funds or raise capital in the U.S. through debt. If we were to repatriate indefinitely reinvested foreign funds, we would be required to accrue and pay additional U.S. taxes less applicable foreign tax credits. If we elect to raise capital in the U.S. through debt, we would incur additional interest expense.

Financial Statements

Notes to the Financial Statements

Note 1 – Summary of Significant Accounting Policies

Demand Creation Expense, page 60

7.
Your disclosures on page 47 indicate that royalty payments are included in both the cost of sales and demand creation expense line items.  Specifically, you record royalty payments to endorsers based upon a predetermined percentage of sales of particular products in cost of sales.  For contractual obligations for which you estimate that you will not meet the minimum guaranteed amount of royalty fees through the sales of product, you record the amount of the guaranteed payment in excess of that earned through sales of product in demand creation expenses.  Please separately disclose the amounts included in each line item and if material, provide an appropriate narrative analysis.

For the fiscal year ended May 31, 2011, royalty payments included in cost of sales and demand creation expense were $236 million and $26 million, respectively. We have not disclosed the amounts of royalty payments included in cost of sales and demand creation expense as neither amounts were a significant component of these respective line items. In our future annual filings, we will enhance our disclosure to provide greater clarity on how royalty payments are allocated in these respective line items, and to the extent royalty payment amounts become material to the respective line items, we will separately disclose the amounts included in each of the line items.

8.
Aside from cooperative advertising programs, please disclose whether you pay slotting fees, have buydown programs, or make other payments to resellers or for any other sales incentives provided to your customers.  Please disclose your accounting policy for each of these types of arrangements, including the statement of income line item that each type of arrangement is included in.  For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item.  Refer to ASC 605-50-45.  Please also discuss in MD&A any significant estimates resulting from these arrangements.

We do not have significant buydown or slotting fee programs.  We do provide post-invoice discounts and volume rebates to certain of our large wholesale customers. Post-invoice discounts are generally non-contractual in nature and are granted to certain customers on a discretionary basis, while volume rebates are redeemable when certain customers complete a specified level of purchases within a particular time period. In accordance with ASC 605-50, amounts relating to the above programs are estimated and recorded as reductions to revenues in the same period the related sales are recorded.

The accounting policy for discounts, sales returns and claims is disclosed in our MD&A as part of our Critical Accounting Policies in our Form 10-K. In our future annual filings, we will clarify our Summary of Significant Accounting Policies disclosure in Note 1 of our consolidated financial statements in Form 10-K as follows:

Provisions for sales discounts, returns and miscellaneous claims from customers are recorded as a reduction to revenues at the time of sale.

9.
Your disclosures indicate that all of your payments related to cooperative advertising programs are recorded in selling and administrative expense and no amounts are recorded as a reduction to revenues.  Please tell us how you determined that this was appropriate based on ASC 605-50-45-2 through 5 and Example 3 of ASC 605-50-55.  Please help us understand how you determined that the amount of consideration paid in all situations is less than or equal to the fair value of the benefit received.

For the fiscal years ended May 31, 2011, 2010 and 2009, expense related to cooperative advertising programs was approximately $15 million, $23 million and $28 million, respectively. Payments related to cooperative advertising programs are primarily related to identifiable advertising services received from our retail customers. Consistent with the guidance outlined in ASC 605-50-45-2, the benefits received from these cooperative advertising programs satisfy the ‘separability aspect’ and have readily determinable fair values. The advertisements are sufficiently separable from the retail customer’s purchase of our products as we could purchase similar advertising from a party other than the retail customer.  Additionally, we require the retail customers to provide us with evidence of the advertising cost prior to reimbursement, including original invoices, which enables us to determine the associated fair value of the advertisement.

Property, Plant and Equipment and Depreciation, page 61

10.
Please disclose the line item(s) in which you include depreciation and amortization.  If you do not allocate depreciation and amortization to cost of sales, please tell us what consideration you gave to SAB Topic 11:B.

Depreciation and amortization are recorded in the cost of sales and selling and administrative expense line items. Depreciation and amortization of assets used in manufacturing, warehousing and product distribution are recorded in cost of sales. Depreciation and amortization of all other assets is recorded in selling and administrative expense. Given we do allocate depreciation and amortization to cost of sales, we do not believe the guidance in SAB Topic 11:B is applicable to us.

In future annual filings, we will include the following sentences in Note 1 to our consolidated financial statements:

Property, Plant and Equipment and Depreciation

Depreciation and amortization of assets used in manufacturing, warehousing and product distribution are recorded in cost of sales. Depreciation and amortization of other assets are recorded in selling and administrative expense.

Note 11 – Common Stock and Stock-Based Compensation, page 75

11.	Please disclose whether there are any differences in the dividend and liquidation preferences or participation rights of the Class A and Class B common stock holders.

There are no differences in the dividend and liquidation preferences or participation rights of the Class A and Class B common stockholders.  We will disclose this in our future annual filings.

Note 15 – Commitments and Contingencies, page 78

12.
In the ordinary course of business, you are involved in various legal proceedings involving contractual and employment relationships, product liability claims, trademark rights, and a variety of other matters.  You do not believe there are any pending legal proceedings that will have a material impact on your financial position or results of operations.  Please confirm that you considered these matters in the aggregate in addition to individually in making this determination.  Please also disclose the expected impact on your cash flows.

While we cannot predict the outcome of our pending legal matters with certainty, we confirm that we do not believe currently identified claims, proceedings or litigation, either individually or in aggregate will have a material impact on our results of operations, financial position or cash flows.  In our future annual filings, we will enhance our disclosure to clarify this. Consistent with our policy, we will also disclose in future filings loss contingencies that were or are expected to have a material impact on our cash flows.

Note 18 – Operating Segments and Related Information, page 83

13.
Geographic operating segment revenues and cost of sales reflect the use of standard rates.  For all NIKE Brand operating segments, differences between assigned standard foreign currency rates and actual market rates are included in Corporate.  Please address the following:

•	Please expand your disclosures to clarify how you arrive at standard foreign currency rates:

In future filings, we will clarify how standard foreign currency rates are derived. The following illustrates our proposed disclosure within Note 11 - Operating Segments to our consolidated financial statements and within the Operating Segments section of the MD&A in the context of our disclosure for the fiscal quarter ended August 31, 2011:

As part of our centrally managed foreign exchange risk management program, standard foreign currency rates are assigned twice per year to each NIKE Brand entity in our geographic operating segments and certain Other Businesses. These rates are set approximately nine months in advance of the future selling season based on average market spot rates in the calendar month preceding the date they are established.

•
In MD&A, you present the percentage change in revenues excluding currency changes.  Please further clarify how you arrive at these percentages in MD&A, including in note (2) on Page 30.  It appears that you may be using constant assigned standard foreign currency rates rather than constant actual foreign currency rates in arriving at these percentages; and

The percentage change in revenues excluding currency changes applies the same currency exchange rates used to translate actual prior year foreign currency revenues to current year foreign currency revenues. For example, Q1 FY12 constant currency results reflect these months’ results at Q1 FY11’s actual rates.

In future filings, we will enhance our disclosure as follows to indicate that actual foreign currency rates are used:

Fiscal 2012 results have been restated using fiscal 2011 actual exchange rates in use during the comparative period to enhance the visibility of the underlying business trends by excluding the impact of translation arising from foreign currency exchange rate fluctuations.

•
The differences between actual foreign currency rates and standard currency rates assigned to these entities are recorded in Corporate.  If there were any significant differences in any period, please disclose the amount and corresponding entity to which the difference relates.

Our existing segment disclosure reflects the manner in which management views and runs the business.  Foreign currency exposures are managed by our Global Treasury function, on a portfolio basis, as part of our centrally managed foreign exchange risk management program.  Accordingly, foreign currency impacts are reported at Corporate. Operational business decisions are the responsibility of segment management. To best isolate foreign currency related fluctuations from operational results, we assign standard foreign currency rates to each NIKE Brand entity in our geographic operating segments and certain Other Businesses.  As discussed above, these standard rates are based on market spot rates in the month preceding the time they are set; we do not intend for standard rates to be estimates of actual or hedge rates for the periods to which they apply. Given how we align accountabilities, set standard rates, and utilize a global portfolio risk management approach that takes natural foreign currency exposure offsets and various currency correlations into consideration in hedging our aggregate foreign currency exposure, attributing actual versus standard results to our operating segments is not practical nor do we believe it provides meaningful disclosure consistent with how we manage the business.

However, we do believe that disclosing differences between actual market foreign currency rates and standard currency rates combined with related hedge gains or losses is meaningful. Accordingly, we have qualitatively discussed these factors to the extent they, combined, were material drivers of the change in Corporate expense. In future filings, we will quantify these differences, combined with related hedge gains or losses, to the extent such factors, combined, are material drivers of the change in Corporate expense.

Form 10-Q for Fiscal Quarter ended August 31, 2011

General

14.	Please address the above comments in your interim filings as well, as applicable.

We will address the above comments in interim filings, as applicable.

We acknowledge that:

(i)	the company is responsible for the adequacy and accuracy of the disclosure in the filing,
(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and
(iii)	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

                    /s/ Donald W. Blair

Donald W. Blair
Vice President and Chief Financial Officer